                                                                     EXHIBIT 28


                            [FOOTHILL LETTERHEAD]


==============================================================================
                                      NEWS
==============================================================================


                      FOOTHILL GROUP SUBSIDIARY ANNOUNCES

                      RECEIPT OF STANDARD & POOR'S RATING


         LOS ANGELES, CALIFORNIA, November 14, 1994 . . . The Foothill Group, Inc. (NYSE-FGI) today announced that Foothill Capital Corporation, its asset-based lending subsidiary, has received an additional investment grade rating on its senior debt and commercial paper. Standard & Poor's Ratings Group assigned a 'BBB' rating on Foothill Capital's senior debt and 'A-2' on its commercial paper.
         David C. Hilton, Executive Vice President, stated, "We are very pleased to receive these investment grade ratings from Standard & Poor's. The investor base for our commercial paper program, which totaled over $225 million as of September 30, 1994, should expand as a result of the 'A-2' commercial paper rating. In addition, Foothill Capital expects to establish a public medium term note program of approximately $300 million in the first quarter of 1995. This program should significantly broaden the Company's access to the capital markets. Historically, the term debt of Foothill Capital was issued privately. We anticipate saving approximately 30 basis points on each public medium term note issuance when compared to a private term debt issuance. Foothill Capital anticipates issuing between $100 million and $150 million annually in the public medium term note market in the next two years.
         "Foothill Capital carries investment grade ratings of 'BBB+' on its senior debt and 'Duff 2' on its commercial paper from Duff & Phelps Credit Rating Co. Fitch Investors Service, Inc. maintains a 'BBB+' rating on Foothill Capital's senior obligations and a "F-2' rating on the Company's commercial paper."

         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of September 30, 1994, Foothill had total assets owned or under management of more than $1.2 billion.

                            [FOOTHILL LETTERHEAD]


==============================================================================
                                      NEWS
==============================================================================


                        THE FOOTHILL GROUP, INC. REPORTS

                         IMPROVED THIRD QUARTER RESULTS


         LOS ANGELES, CALIFORNIA, October 17, 1994 . . . The Foothill Group, Inc. (NYSE-FGI) today reported net income for the third quarter ended September 30, 1994 of $5,719,000, or 33 cents per fully diluted share, compared with net income of $5,650,000, or 32 cents per fully diluted share, for the quarter ended September 30, 1993. For the nine months ended September 30, 1994, net income increased 57% to $23,764,000, or $1.35 per fully diluted share, compared with net income of $15,151,000, or 88 cents per fully diluted share, for the same period in 1993.
         Henry K. Jordan, Senior Vice President and Chief Financial Officer, said, "Third quarter results reflect strong profitability of our asset-based lending operations and continued growth of the asset-based loan portfolio. Finance receivables reached $675,759,000 as of September 30, 1994, up 42% on an annualized basis from $514,518,000 as of December 31, 1993. Included in the third quarter finance receivable growth were seasonal borrowings by several clients who typically repay substantial portions of their borrowings as their seasonal working capital positions strengthen.
         "We are especially pleased that over 75% of our third quarter earnings resulted from asset-based lending operations as compared to 49% in the 1993 third quarter. The credit quality of the Company's asset-based loan portfolio continued to improve in the third quarter. Margins remained strong for both the three and nine month periods ended September 30, 1994, due in part to reductions in the Company's cost of funds. Volatility in the interest rate environment has minimal impact on the Company's margins due to its policy of matching interest sensitive assets and liabilities. Net interest revenue, as a percent of average assets, was 8.60% for the 1994 third quarter, compared with 8.52% for the third quarter ended September 30, 1993.
         "Equity and purchased bank debt positions owned by the Company have unrealized gains totaling $38,760,000 as of September 30, 1994, up from $33,719,000 as of June 30, 1994. In addition, investments of Foothill's managed partnerships show substantial unrealized gains which, if realized, may contribute to future earnings. The Company anticipates marketing a new fund, Foothill Partners III, in the spring of 1995. This newest fund will have a capital subscription goal of $500 million and is expected to commence operations in 1996. Foothill Partners III will continue the managed partnerships focus of investing in distressed debt and other securities of companies in reorganization or in the process of restructuring.
         "Book value per common share was $10.21 as of September 30, 1994, up from $9.02 as of December 31, 1993. The Company repurchased and retired 292,700 common shares during the 1994 third quarter under its previously announced common stock repurchase program. Total stockholders' equity increased in the 1994 third quarter to a record $170 million."
         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly-owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of September 30, 1994, Foothill had total assets owned or under management of more than $1.2 billion.

                            THE FOOTHILL GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS
                    SEPTEMBER 30, 1994 AND DECEMBER 31, 1993
                             (Dollars in thousands)

- -----------------------------------------------------------------------------------------------------------------
                                                                                    SEPTEMBER 30,    DECEMBER 31,
                                                                                        1994            1993
- -----------------------------------------------------------------------------------------------------------------
ASSETS                                                                               (Unaudited)
Cash and cash equivalents                                                                   $909         $50,907
Equity, debt and partnership investments                                                  39,965          32,842
Finance receivables:
  Revolving loans                                                                        488,487         326,373
  Term loans                                                                             187,272         188,145
- ----------------------------------------------------------------------------------------------------------------
    Finance receivables                                                                  675,759         514,518
  Allowance for credit losses                                                             16,960          14,057
- ----------------------------------------------------------------------------------------------------------------
    Finance receivables, net                                                             658,799         500,461

Repossessed assets, net                                                                      752               -
Prepaid income taxes                                                                       8,849           9,009
Deferred fund and debt issuance costs, net                                                 7,877           9,897
Property and equipment, at cost less accumulated depreciation and
  amortization ($2,174 at September 30, 1994; $1,769 at December 31, 1993)                 2,156           2,269

Other assets (principally monies due from loan participants)                              11,105           1,122
- ----------------------------------------------------------------------------------------------------------------
                                                                                        $730,412        $606,507
================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Commercial paper                                                                      $229,990        $148,283
  Other short term borrowings                                                             10,100               -
  Senior notes payable                                                                   245,444         237,404
  Accounts payable and accrued liabilities                                                22,430          14,948
  Subordinated notes and debentures                                                       52,075          53,725
- ----------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                    560,039         454,360
- ----------------------------------------------------------------------------------------------------------------

Stockholders' equity:
  Convertible preferred stock, $1.00 par value, $30.00 per share liquidation
    preference, 9% cumulative, 100,000 shares issued and outstanding                       2,900           2,900
  Class A common stock, no par value, 16,404,391 shares
    issued and outstanding (16,538,874 at December 31, 1993)                             100,101         101,285
  Unrealized gains, net of tax, on marketable debt and equity securities                  19,473          19,672
  Retained earnings                                                                       47,899          28,290
- ----------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                           170,373         152,147
- ----------------------------------------------------------------------------------------------------------------
                                                                                        $730,412        $606,507
================================================================================================================

                           THE FOOTHILL GROUP, INC.
                            SELECTED FINANCIAL DATA
                            (Dollars in thousands)

                                                              Three months ended September 30,
                                                            -------------------------------------
                                                                  1994                 1993
                                                            ----------------     ----------------
SELECTED OPERATING DATA*:
  Interest and fees earned                                 $ 22,149   13.14%    $ 16,805   12.62%
  Interest expense                                            7,649    4.54%       5,455    4.10%
- ---------------------------------------------------------------------------------------------------

  Net interest revenue                                       14,500    8.60%      11,350    8.52%
  Asset management fees                                       1,302    0.77%       1,479    1.11%
  Gains from asset sales and managed partnerships             2,285    1.36%       5,063    3.80%
  Provision for credit losses                                 3,061    1.82%       3,582    2.69%
  General and administrative expenses                         4,992    2.96%       4,384    3.29%
- ---------------------------------------------------------------------------------------------------

  Income from continuing operations before taxes             10,034    5.95%       9,926    7.45%
  Provision for income taxes - continuing operations          4,315    2.56%       4,152    3.12%
- ---------------------------------------------------------------------------------------------------

  Income from continuing operations                           5,719    3.39%       5,774    4.33%
  Loss from discontinued operations                               -        -        (124)  (0.09)%
- ---------------------------------------------------------------------------------------------------

  Net income                                               $  5,719    3.39%    $  5,650    4.24%
===================================================================================================

Per share data (shares in thousands):
  Primary
    Income from continuing operations                         $0.34                $0.33
    Discontinued operations                                       -                    -
- ---------------------------------------------------------------------------------------------------
    Earnings per common and common equivalent share           $0.34                $0.33
===================================================================================================

 Fully diluted:
    Income from continuing operations                         $0.33                $0.33
    Discontinued operations                                      --                (0.01)
- ---------------------------------------------------------------------------------------------------
    Earnings per common share assuming full dilution          $0.33                $0.32
===================================================================================================

 Number of shares used in per share computations
    Primary                                                  16,794               16,748
===================================================================================================
    Fully diluted                                            17,481               17,441
===================================================================================================

SELECTED BALANCE SHEET DATA:
  Total assets                                             $730,412             $585,596
  Average assets**                                          674,402              548,747
  Average assets of continuing operations**                 674,402              532,626
  Average stockholders' equity**                            149,760              139,829
  Average stockholders' equity in continuing operations**   149,760              123,708
  Finance receivables                                       675,759              529,778
  Average finance receivables**                             615,699              507,930
===================================================================================================

  Sources of funds employed:
    Commercial paper                                       $229,990             $171,240
    Other short term borrowings                              10,100                    -
    Senior notes                                            245,444              212,359
    Subordinated notes and debentures                        52,075               44,910
    Stockholders' equity                                    170,373              142,736
- ---------------------------------------------------------------------------------------------------
    Total funds employed                                   $707,982             $571,245
===================================================================================================

                                                               Nine months ended September 30,
                                                            --------------------------------------
                                                                  1994                1993
                                                            ----------------     -----------------
SELECTED OPERATING DATA*:
  Interest and fees earned                                 $ 59,182   12.92%    $ 47,211   12.92%
  Interest expense                                           18,799    4.10%      15,468    4.23%
- ---------------------------------------------------------------------------------------------------

  Net interest revenue                                       40,383    8.82%      31,743    8.69%
  Asset management fees                                       4,157    0.91%       4,706    1.29%
  Gains from asset sales and managed partnerships            22,795    4.98%      14,036    3.84%
  Provision for credit losses                                 7,989    1.74%       9,744    2.67%
  General and administrative expenses                        17,654    3.85%      14,039    3.84%
- ---------------------------------------------------------------------------------------------------

  Income from continuing operations before taxes             41,692    9.12%      26,702    7.31%
  Provision for income taxes - continuing operations         17,928    3.91%      11,208    3.07%
- ---------------------------------------------------------------------------------------------------

  Income from continuing operations                          23,764    5.21%      15,494    4.24%
  Loss from discontinued operations                               -        -        (343)  (0.09)%
- ---------------------------------------------------------------------------------------------------

  Net income                                               $ 23,764    5.21%    $ 15,151    4.15%
===================================================================================================

Per share data (shares in thousands):
  Primary
    Income from continuing operations                         $1.39                $0.92
    Discontinued operations                                       -                (0.02)
- ---------------------------------------------------------------------------------------------------
    Earnings per common and common equivalent share           $1.39                $0.90
===================================================================================================

  Fully diluted:
    Income from continuing operations                         $1.35                $0.90
    Discontinued operations                                       -                (0.02)
- ---------------------------------------------------------------------------------------------------
    Earnings per common share assuming full dilution          $1.35                $0.88
===================================================================================================

  Number of shares used in per share computations
    Primary                                                  16,900               16,637
===================================================================================================
    Fully diluted                                            17,574               17,318
===================================================================================================

SELECTED BALANCE SHEET DATA:
  Total assets                                             $730,412             $585,596
  Average assets**                                          610,778              503,792
  Average assets of continuing operations**                 610,778              487,385
  Average stockholders' equity**                            145,185              134,763
  Average stockholders' equity in continuing operations**   145,185              118,356
  Finance receivables                                       675,759              529,778
  Average finance receivables**                             559,688              464,971
===================================================================================================

  Sources of funds employed:
    Commercial paper                                       $229,990             $171,240
    Other short term borrowings                              10,100                    -
    Senior notes                                            245,444              212,359
    Subordinated notes and debentures                        52,075               44,910
    Stockholders' equity                                    170,373              142,736
- ---------------------------------------------------------------------------------------------------
    Total funds employed                                   $707,982             $571,245
===================================================================================================

 *Percentages are computed using average assets of continuing operations (excluding unrealized gains
  on investments) and have been annualized.   Discontinued operations are those of Foothill Thrift
  and Loan which was spun off to stockholders on December 23, 1993.

**Averages are for the three and nine months ended. Average assets and average equity exclude unrealized gains on marketable debt and equity securities.

                            THE FOOTHILL GROUP, INC.
             SELECTED FINANCIAL DATA FOR FOOTHILL CAPITAL CORPORATION
                             (Dollars in thousands)

                                             Three months ended September 30,
                                        ------------------------------------------
                                                1994                  1993
- ----------------------------------------------------------------------------------
SELECTED OPERATING DATA*:
  Interest and fees earned              $ 21,828     13.62%     $ 16,596    12.69%
  Interest expense                         7,898      4.93%        5,759     4.40%
- ----------------------------------------------------------------------------------

  Net interest revenue                    13,930      8.69%       10,837     8.29%
  Gains on asset sales                       271      0.17%        3,010     2.30%
  Provision for credit losses              2,957      1.84%        3,482     2.66%
  General and administrative expenses      4,319      2.69%        3,725     2.85%
- ----------------------------------------------------------------------------------

  Income before income taxes               6,925      4.33%        6,640     5.08%
  Provision for income taxes               2,978      1.86%        2,789     2.13%
- ----------------------------------------------------------------------------------
  Net income                            $  3,947      2.47%     $  3,851     2.95%
==================================================================================


SELECTED BALANCE SHEET DATA:
  Total assets                          $693,696                $543,057
  Average assets**                       641,112                 522,966
  Finance receivables                    663,366                 524,164
  Average finance receivables**          602,397                 505,471
==================================================================================

  Sources of funds employed:
    Commercial paper                    $229,990                $171,240
    Other short term borrowings           10,100                      -
    Senior notes                         243,650                 208,173
    Subordinated notes and debentures     61,575                  57,160
    Stockholder's equity                 129,691                  93,524
- ----------------------------------------------------------------------------------

    Total funds employed                $675,006                $530,097
==================================================================================


OTHER SELECTED DATA:
  Nonperforming finance receivables
    and repossessed assets***           $  6,698                $ 14,500
  Allowance for credit losses           $ 16,657                $ 13,357
  Actual writeoffs during the period    $  1,657                $  2,502
  Number of employees                        115                     108
==================================================================================

                                              Nine months ended September 30,
                                        ------------------------------------------
                                              1994                   1993
- ----------------------------------------------------------------------------------
SELECTED OPERATING DATA*:
  Interest and fees earned              $ 58,216     13.45%     $ 46,503    12.93%
  Interest expense                        19,541      4.51%       16,341     4.54%
- ----------------------------------------------------------------------------------
  Net interest revenue                    38,675      8.94%       30,162     8.39%
  Gains on asset sales                    13,521      3.12%        8,989     2.50%
  Provision for credit losses              7,885      1.82%        9,304     2.59%
  General and administrative expenses     15,056      3.48%       11,921     3.31%
- ----------------------------------------------------------------------------------

  Income before income taxes              29,255      6.76%       17,926     4.99%
  Provision for income taxes              12,580      2.91%        7,529     2.09%
- ----------------------------------------------------------------------------------

  Net income                            $ 16,675      3.85%     $ 10,397     2.90%
==================================================================================



SELECTED BALANCE SHEET DATA:
  Total assets                          $693,696                $543,057
  Average assets**                       577,110                 479,551
  Finance receivables                    663,366                 524,164
  Average finance receivables**          550,393                 461,545
=================================================================================

  Sources of funds employed:
    Commercial paper                    $229,990                $171,240
    Other short term borrowings           10,100                       -
    Senior notes                         243,650                 208,173
    Subordinated notes and debentures     61,575                  57,160
    Stockholder's equity                 129,691                  93,524
- ---------------------------------------------------------------------------------

    Total funds employed                $675,006                $530,097
=================================================================================


OTHER SELECTED DATA:
  Nonperforming finance receivables
    and repossessed assets***           $  6,698                $ 14,500
  Allowance for credit losses           $ 16,657                $ 13,357
  Actual writeoffs during the period    $  5,085                $  6,474
  Number of employees                        115                     108
=================================================================================

  *Percentages are computed using average assets (excluding unrealized gains on investments) and have been annualized.

 **Averages are for the three and nine months ended. Average assets exclude unrealized gains on marketable debt and equity securities.

***Includes repossessed assets and loans that have contractual installments more than sixty days past due.

                            [FOOTHILL LETTERHEAD]


==============================================================================
                                      NEWS
==============================================================================


                       THE FOOTHILL GROUP, INC. DECLARES

                               QUARTERLY DIVIDEND


         LOS ANGELES, CALIFORNIA, October 18, 1994 . . . The Foothill Group, Inc. (NYSE-FGI) Board of Directors today declared a $.06 quarterly cash dividend on its Class A common stock. The dividend is payable on January 20, 1995, to shareholders of record on December 20, 1994.
         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of September 30, 1994, Foothill had total assets owned or under management of more than $1.2 billion.